Exhibit 99. 2

EXECUTION COPY

April 23, 2012

Reference is made to the Credit Agreement, dated as of April 25, 2011 (as the same may be amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement"), by and among Florida Gaming Centers, Inc. (the _Borrower"), Florida Gaming Corporation ("Holdings"), the lenders from time to time party thereto, and ABC Funding, LLC, as the Administrative Agent (the "Administrative Agent"). Each defined term used herein and not defined herein shall have the meaning ascribed thereto in the Credit Agreement.

Certain Defaults, Events of Default and Potential Events of Default (as defined in the Credit Agreement and the Disbursement Agreement, as applicable) exist as of the date hereof, including, without limitation, the Events of Default identified in Schedule I hereto (collectively, the "Specified Defaults") The Borrower and Holdings hereby acknowledge and agree that the Specified Defaults occurred and are outstanding.

Neither the execution, delivery nor effectiveness of this letter agreement nor any other communication or course of dealing shall be deemed or otherwise operate as a waiver of (or forbearance with respect to) any present or future Default, Event of Default or Potential Event of Default (including the Specified Defaults), or as a waiver of (or forbearance with respect to) the ability of the Administrative Agent or the other Lenders to exercise any right, power, and/or remedy, whether under any Loan Document and/or under any applicable law, in connection therewith. No failure on the part of any Lender or the Administrative Agent in exercising any right or power under the Credit Agreement or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The Credit Agreement and each other Loan Document shall remain in full force and effect, and this letter shall not waive, affect, or diminish any right of Administrative Agent to demand strict compliance and performance with the Credit Agreement and the other Loan Documents.

This letter agreement may not be amended or waived except by an instrument in writing signed by the Borrower, Holdings and the Administrative Agent and. This letter agreement shall be effective as of the date the Administrative Agent receives executed counterparts hereof from Holdings and the Borrower. This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York. This letter agreement may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement, Delivery of an executed signature page of this letter agreement by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.

IN WITNESS WHEREOF, this letter agreement has been duly executed as of the day and year first above written.

FLORIDA GAMING CENTERS, INC

By:	/s/ William B. Collett Jr
Name:	William B. Collett Jr
Title:	C.E.O.

Florida Gaming Corporation

By:	/s/ William B. Collett Jr
Name:	William B. Collett Jr
Title:	C.E.O.

ABC FUNDING, LLC, as Administrative Agent

By: Summit Partners, L P.
Its: Manager

By: Summit Master Company, LLC

Its: General Partner

By:	/s/ Tom Roberts
Name:	Tom Roberts
Title:	Member

Signature Page to Event of Default Acknowledgement

Schedule {

Specified Defaults under Credit Agreement

1.          Event of Default under Section 7.01(o) of the Credit Agreement as a result of the Opening Date failing to occur by January 15, 2012.

2.          Event of Default under Section 7.01(d) of the Credit Agreement as a result of the breach by the Borrower of Section 6.01(j) of the Credit Agreement which Event of Default arises due to the Borrower's failure to repay or convert Indebtedness constituting a contingent payment obligation owing by the Borrower to Floridians for a Level Playing Field, PAC within 10 days after the first date on which slot machine gaming became available at the Miami Jai-Alai Facility.

3.          Event of Default under Section 7.01(v) of the Credit Agreement as a result of the issuance of a new Gaming License after the Effective Date with respect to a summer jai-alai pari- mutuel permit being issued to Magic City Casino.

4.          Event of Default under Section 7.01(r) of the Credit Agreement as a result of certain "Events of Default" (as defined in the Disbursement Agreement and as set forth below) having occurred under the Disbursement Agreement.

5.          Event of Default under Section 7.01(d) of the Credit Agreement as a result of the breach by Holdings of Section 6.01 of the Credit Agreement, which breach arose from Holdings' incurrence of Indebtedness evidenced by the Compensation Agreement, dated as of January 21, 2008, between Holdings and CCLN, LLC (d/b/a Miami Gaming Ventures LLC), as amended by the Amendment to the Compensation Agreement, dated as of January 2, 2012, between Holdings and CCLN, LLC (d/b/a Miami Gaming Ventures LLC) (the "CCLN Indebtedness").

6.          Event of Default under Section 7.0 I(d) of the Credit Agreement as a result of the breach by Holdings of Section 6. of the Credit Agreement, which breach arose from Holdings' entering into the CCLN Indebtedness.

7.          Event of Default under Section 7.01(d) of the Credit Agreement as a result of the breach by Borrower of Section 6.06 of the Credit Agreement, which breach arose from the Borrower making payments to CCLN, LLC pursuant to the CCLN Indebtedness.

8.          Event of Default under Section 7.01(d) of the Credit Agreement as a result of the breach by the Borrower of Section 6.06(d) of the Credit Agreement arising due to the Borrower's payment of dividends to Holdings in excess of $65,000 for the month ended February 29, 2012.

9.          Event of Default under Section 7.01(d) of the Credit Agreement as a result of the breach by the Borrower of Section 6.02 of the Credit Agreement arising due to the existence of a Lien on the Miami Jai-Alai Facility in favor of Seeway Plumbing, Inc. securing Indebtedness of the Borrower in a principal amount equal to $91,672.76

10.        Event of Default under Section 5.0 I(a) of the Credit Agreement as a result of the audited consolidated financial statements of Holdings for the fiscal year ending December 31, 2011 (i) failing to have been reported on by independent public accountants of recognized national standing acceptable to the Administrative Agent and (ii) such reported financial statements being subject to a "going concern" qualification.

II.         Event of Default under Section 7.01(f) of the Credit Agreement, a result of the failure of the Borrower to make payments when due and payable under the Dade County Debt.

Specified Defaults under Disbursement Agreement_

Each capitalized term used below and not otherwise defined herein shall have the meaning given to it in the Disbursement Agreement.

1.          Failure to pay the PAC Loan within ten (10) days after the first date on which slot machine gaming was available at the Miami Jai-Alai Facility pursuant to Section 1.3.5(c).

2.          Failure to provide notice of Borrower's anticipated Opening Date sixty (60) days prior to the anticipated Opening Date pursuant to Section 1.7.1,

3.          Causing or permitting the Opening Date to occur prior to the satisfaction of the conditions (including, without limitation, the Opening Conditions) provided in Section 5.6.

4.          Failure to achieve the Opening Date on or before the Scheduled Opening Date pursuant to Section 6.1.10.